Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                April 29, 2019




Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 8032
             Senior Loan and Dividend Growers Portfolio, Series 23
                                 (the "Trust")
                     CIK No. 1767441 File No. 333- 230563
--------------------------------------------------------------------------------



Dear Ms. Samuel:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENTS

Portfolio
_________

      1. PLEASE REVISE THE TRUST'S 80% TEST TO REFLECT THAT THE TRUST WILL INVEST AT LEAST 80% OF ITS ASSETS IN DIVIDEND-PAYING COMMON STOCKS AND FUNDS WHICH INVEST AT LEAST 80% OF THEIR ASSETS IN SENIOR LOANS.

      Response: The prospectus will be revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By    /s/ Daniel J. Fallon
                                          _____________________________
                                          Daniel J. Fallon